

August 30, 2013

Via E-mail
Mr. Benoit Laliberte
Chief Executive Officer
Teliphone Corp.
300-1550 Alberni
Vancouver, British Columbia V6G 1A5

> **Re:** **Teliphone Corporation**
> **Form 10-K for the fiscal year ended September 30, 2012**
> **File No. 0-28793**
> **Filed April 2, 2013**

Dear Mr. Laliberte:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2012

Item 9.01 Financial Statements and Exhibits

1.   We refer to your acquisition of Quebec on December 11, 2012. We have not been able to locate the financial statements of Quebec and corresponding pro forma financial statements as required by Rules 8-04(b) and 8-05 of Regulation S-X. Please amend to file the required financial statements or tell us how you have complied with these rules.

<u>Other</u>

2.   Quarterly reports on Form 10-Q are required to be filed within 45 days after the end of the fiscal quarter for non-accelerated filers. We note that as of the date of this letter, you have not filed your Form 10-Q for the six months ended June 30, 2013. Please tell us when you expect to file this report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Branch Chief Accountant, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director